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Exhibit 99.(a)(8)

Stock Exchange Announcement:
Vodafone Group Plc
4 August 2006

B shares scheme elections and redemption of B shares.

As announced on 31 July 2006 Vodafone Group Plc ("the Company") made a return of capital by way of a B share scheme, of 15 pence for each existing issued ordinary share held at the close of business on 28 July 2006. As part of the return of capital, certain shareholders were given the following choices:

  •
  to take an initial dividend of 15 pence in respect of their B shares;

  •
  to have their B shares redeemed for 15 pence each, and/or

  •
  to retain their B shares for redemption in the future:

The Company today announces that shareholders holding in aggregate:

  •
  28,036,064,426 B shares (representing 42.31% of the total number of B shares issued) will receive the initial dividend;

  •
  38,047,576,785 B shares (representing 57.41% of the total number of B shares issued) have chosen to have their B shares redeemed and accordingly 38,047,576,785 B shares were redeemed today; and

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  187,394,029 B shares (representing 0.28% of the total number of B shares issued) have retained their B shares to be redeemed in the future on 5 February or 5 August in each calendar year until 5 August 2008.

Payments in respect of B shares redeemed today will be settled through the CREST system or, for certificated holders, cheques will be despatched, on Friday 11 August 2006 and cheques will be despatched in respect of initial dividends on Friday 11 August 2006. The next date on which outstanding B shares may be redeemed is 5 February 2007 and the Company shall redeem all B shares remaining in issue on 5 August 2008.

P R S Howie

Deputy Company Secretary

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  Exhibit 99.(a)(8)